ALEX FRUTOS 214-969-2848/Fax: 214-969-4343 afrutos@akingump.com

July 14, 2005

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Attn:	H. Roger Schwall

Melinda Kramer

Mail Stop 7010

Re:	Bronco Drilling Company, Inc.

Registration Statement on Form S-1, filed on June 1, 2005

File No. 333-125405

Dear Mr. Schwall and Ms. Kramer:

On behalf of Bronco Drilling Company, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3, File No. 333-125405, filed on June 1, 2005 (the “Registration Statement”).

The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated June 30, 2005 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

1.	Comment. To eliminate the need for repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response. The Company notes the Staff’s comment and corresponding changes have been made, where appropriate, to all disclosure to which a comment relates.

2.

Comment. To expedite the review process, we suggest that you promptly file all exhibits, including the opinion of counsel regarding legality and any employment agreements. Similarly, we note that you omit a large amount of information from your prospectus. In your amended registration statement, include all material not properly omitted under Rule 430A. If the information you provide may change prior to effectiveness of the Form S-l, include

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brackets to indicate this. We may have additional comments upon review of the omitted exhibits and the new and updated disclosure.

Response. The Company notes the Staff’s comment and has included information and filed additional exhibits omitted from the initial filing and advises the Staff that additional exhibits will be filed with future amendments as they become available.

3.	Comment. You are responsible for providing current, accurate and complete information, in that regard, the statement that appears in the fifth sentence on page i is inappropriate. Eliminate all similar statements, and instead make clear that you have provided disclosure that is reliable, current, accurate, and complete. In that regard, we also would expect updated disclosure, when available, regarding the application for listing on The Nasdaq SmallCap Market.

Response. The Company agrees with the Staff that the prospectus should provide current and accurate information. The language referenced on page i is not intended to suggest that the information in the prospectus is inaccurate when issued. It is only intended to alert the reader that, after the date of issuance, circumstances may have changed. Accordingly, the sentence has been revised to clarify this point. Further, the Company confirms to the Staff that the prospectus will be updated and supplemented as required during the course of the offering. In addition, the Company has made revisions throughout the Registration Statement to disclose that it has made application for listing on The Nasdaq National Market.

4.	Comment. We note the last two statements of your introductory paragraph. These statements appear to be inconsistent. Revise to make clear whether your disclosure refers to the predecessor company or to the reorganized company.

Response. In response to the Staff’s comment, the Company has revised the introductory paragraph in the Prospectus Summary to eliminate the inconsistency.

5.	Comment. Provide objective, supplemental support for your statement that your “higher horsepower rigs can also drill horizontal wells, which are increasing as a percentage of total wells drilled in North America.” [emphasis added]. Provide similar support for your statement on page 4 that, “[w]e believe that high natural gas prices in the U.S., if sustained, should result in more exploration and development drilling activity, and thus higher utilization and dayrates for drilling companies like us.” Also, identify the source of the information disclosed in the second bullet point on page 4.

Response. In response to the Staff’s comment, the Company has supplementally provided the Staff with information, attached hereto as Exhibit A, from the Internet website of the

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Society of Petroleum Engineers (www.spe.org), which indicates that the “growth of horizontal drilling has been quite rapid and now represents about 10 to 15% of all drilling activity” and the number of horizontal wells drilled from 1988 to 1998 represented “an increase of 1,000% over the previous ten year period.” To support the Company’s belief that high natural gas prices will result in more exploration and development activity, the Company has also supplementally provided the Staff with a chart, attached hereto as Exhibit B, that details the correlation between natural gas prices and drilling activity. The Company advises the Staff that the source of the information disclosed in the second bullet point on page 4 of the Registration Statement is the public filings (Form 10-Ks and Form 10-Qs) of other publicly-traded drilling companies, specifically Pioneer Drilling Company, Patterson-UTI Energy, Inc., Grey Wolf, Inc. and Unit Corporation.

6.	Comment. Provide us with copies of all of the studies to which you refer throughout your registration statement. Also, tell us whether these studies are publicly available and whether there is a fee for obtaining the studies.

Response. In response to the Staff’s comment, the Company has supplementally provided the Staff with copies, attached hereto as Exhibit C, of all of the studies referenced in the Registration Statement. All of these studies are publicly available and free of charge, except for the chart presented on page 3 of the Registration Statement and entitled “U.S. Lower 48 Natural Gas Production Decline Rates.” This chart, which did not include a report or backup data, was purchased from IHS Energy, a widely recognized energy consulting firm (www.ihsenergy.com), for a cash fee.

7.	Comment. We note your discussion of the competitive strengths of the company. To provide more balanced disclosure, also include a brief discussion of your weaknesses.

Response. In response to the Staff’s comment, the Company has included a new section in the Prospectus Summary on page 8 identifying some of the risks and challenges facing the Company and cross-referenced the additional considerations contained under the caption “Risk Factors.”

8.	Comment. Expand your disclosure to explain how your “management team has demonstrated the ability to refurbish rigs from [your] inventory.”

Response. In response to the Staff’s comment, the Company has revised its disclosure under “Bronco Drilling Company—Our Strengths—Ability to refurbish rigs” and “Business—Our Strengths—Ability to refurbish rigs.”

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9.	Comment. We note your disclosure in the introductory paragraph relating to “additional risks not presently known to [you] or which [you] currently consider immaterial also may adversely affect [your] company.” Your Risk Factors section should include all risks considered material to the company, its operations, or potential investors. Therefore, remove your reference to these immaterial and unknown risks and ensure that your Risk Factors section includes all material risks.

Response. In response to the Staff’s comment, the Company has removed the reference to immaterial and unknown risks.

10.	Comment. In a number of places in your risk factor captions and discussions, you use phrases such as “materially adversely affect” or “adversely impact.” Please revise your risk factor captions and discussions to add disclosure describing and expressing the specific and immediate effects on your operations or your company and the potential harm to investors. Also, revise your risk factor discussions to identify in the first two sentences the principal risk or risks facing investors or the registrant. Discuss briefly in each case the material harm that likely would result if the risk occurs. For examples, the first risk factor discussion on page 10, the second and third risk factor discussions on page 11, the second risk factor on page 12, and the first risk factor discussion on page 13. Please note that these are merely examples. Review your risk factors section and make appropriate changes to your risk factor captions and discussions. Also, rather than including language like “there can be no assurance that” or you “cannot be certain that,” revise to state the risk plainly and directly.

Response. In accordance with the Staff’s comment, the Company has revised captions and discussions in the Risk Factors section.

11.	Comment. Revise your risk factor discussion to clearly identify the specific risks to which you have been subject as a result of your acquisition of businesses and assets.

Response. In response to the Staff’s comment, the Company has revised the acquisition strategy risk factor on page 12 of the initial filing.

12.	Comment. Expand your risk factor discussion to briefly explain why purchasers of your common stock will experience immediate and substantial dilution.

Response. In response to the Staff’s comment, the Company has expanded its dilution risk factor on page 19 of the initial filing.

13.	Comment. We note your bulleted list of potential risks on page 20. To the extent that any of these present a material risk to the company, your operations, or potential investors, include

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the risk with a brief discussion and appropriate risk factor caption in your Risk Factors section. Accordingly, remove the bulleted list on page 20.

Response. In response to the Staff’s comment, the Company has removed the bulleted list of risk factors under “Cautionary Note Regarding Forward-Looking Statements” on page 20 of the initial filing.

14.	Comment. We note your disclosure that you may repay your debt incurred under your senior secured credit facility. As such, provide the information required by Instruction 4 of Item 504 of Regulation S-K. Also, expand your summary section to include this information.

Response. Because the Company intends to use a material portion of the proceeds from the initial public offering to discharge indebtedness, Instruction 4 of Item 504 of Regulation S-K requires that the “Use of Proceeds” section include disclosure of the interest rate and maturity of the indebtedness to be repaid. In addition, if the indebtedness to be repaid was incurred within one year, Instruction 4 requires disclosure of the use of the proceeds from such indebtedness. In the “Use of Proceeds” section, the Company discloses the interest rate, the maturity and the use of proceeds from the original borrowings for each of the GECC, International Bank of Commerce, Solitair and new Alpha Investors LLC loans. The Company believes that this disclosure complies with the requirements of Item 504 of Regulation S-K, including Instruction 4 thereunder.

15.	Comment. Quantify the total amount of your credit facility with GECC.

Response. In response to the Staff’s comment, the Company has quantified the total amount of the GECC credit facility.

16.	Comment. Define in context the term “Baker Hughes domestic land rig count” used on page 28.

Response. In response to the Staff’s comment, the Company has defined in context the term “Baker Hughes domestic land rig count.”

17.	Comment. We note you changed your method of calculating rig utilization in 2004, extending the periods comprising “revenue days” to include periods of mobilization. The rig utilization information that you disclose, based on the number of revenue days, should be presented on a consistent basis for all periods presented. Please recalculate your utilization metrics for the years ended December 31, 2003 and 2002, and revise your disclosure accordingly. Make similar revisions to your disclosure in your “Business” section on page 45 under the subheading “Our Fleet of Drilling Rigs.”

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Response. In response to the Staff’s comment, the Company has recalculated the utilization rates and number of revenue days for 2003 and 2002 and revised its disclosure throughout the Registration Statement accordingly.

18.	Comment. We note your disclosure on page 1, explaining that you have recently opened a 41,000 square foot machine shop in Oklahoma City, allowing you to refurbish and repair your own drilling rigs and equipment, and “significantly” reducing your reliance on third parties. Given the prominence attributed to this matter, we would anticipate disclosure under this heading to discuss how opening this facility is expected to affect your future results of operations, and hence the indicative value of your reported historical results. Please discuss the potential cost savings and other benefits that you envision would directly result from opening this facility.

Response. The Company advises the Staff that the opening of the machine shop in Oklahoma City is not expected to materially affect the cost to the Company of the services provided at the facility. Instead, as indicated on page 1, the facility is expected to significantly reduce the Company’s dependence on third parties. As a result, the Company will have greater control over the timing of its refurbishment program and the ability to perform timely maintenance on its rigs. Although the Company does believe that such greater control over the timing of its refurbishment program and the ability to perform timely maintenance on its rigs could translate into improved revenues and profitability in the future, the Company is unable to predict or quantify what that impact would be in the future in a manner that would be useful to investors.

19.	Comment. On page 60 you disclose the terms of an agreement that you have agreed to enter into with Gulfport Energy Corporation prior to the offering, under which you will pay $500,000 annually for various administrative services. The incremental increase in costs expected under the new service arrangement appears to be significant when compared to the historical costs you have paid for similar services. Please address the change in cost structure arising as a result of this new contractual arrangement, such that the indicative value of your reported results is made clear.

Response. In response to the Staff’s comment, the Company has revised its disclosure regarding the services agreement in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Administrative Services Agreement and Lease of Space” sections to address the attendant change in cost structure.

20.	Comment. We note your disclosure on page 29, distinguishing between the accounting for revenues derived from daywork and footage contracts. On page 30, you state “. . .

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profitability on footage contracts has historically exceeded our profitability on daywork contracts.” Please elaborate, in your disclosure, on the extent to which revenues and profits are attributable to daywork and footage contracts for each period presented.

Response. In response to the Staff’s comment, the Company has performed further analysis and determined that historically there has not been a consistent pattern with respect to the profitability of footage contracts as compared to daywork contracts during periods of reduced demand. As a result, the Company has deleted the sentence regarding profitability on footage contracts referenced in the Staff’s comment. In addition, because the amount of revenue generated from footage contracts has not been significant to the Company, the Company believes that adding disclosure with respect to the extent to which revenues and profits are attributable to daywork and footage contracts is not necessary and would not provide investors with useful information.

21.	Comment. Identify the business reason for the increases in average dayrates, revenue days, and utilization discussed in the first paragraph.

Response. In response to the Staff’s comment, the Company has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” section to identify the business reason for the increases in its average dayrates, revenue days and utilization.

22.	Comment. We refer you to the subsection entitled “General and Administrative Expense” on page 33 and your disclosure relating to increases in property taxes, payroll costs, and lease expense and profession fees. Expand your disclosure to identify the prior period amounts incurred compared to the current amounts. For example, a discussion of the $615,000 increase in property taxes would disclose the property taxes paid in 2003 and the amounts paid in 2004.

Response. In response to the Staff’s comment, the Company has revised its “General and Administrative Expense” disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to identify prior period amounts incurred compared to current amounts.

23.	Comment. We refer you to the subsection entitled “Financing Activities.” Clarify your disclosure to reference, if true, $3.0 million borrowed from GECC.

Response. In response to the Staff’s comment, the Company has clarified its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities.”

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24.	Comment. We note your disclosure that you believe your cash flow from operations, borrowings under your credit facilities and proceeds from the offering will “be sufficient to fund [your] operations and [your] current refurbishment program.” Revise to clarify whether you believe that such amounts are adequate to fund your operations for the next 12 months.

Response. In response to the Staff’s comment, the Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

25.	Comment. We note your disclosure in Note D that you have been in compliance with the financial covenants with respect to your credit facilities, or that you have obtained waivers. Please disclose clearly in one section the material covenants with which you are required to comply. Likewise, disclose the covenants with which you have not been in compliance. Disclose whether you anticipate that you will be able to obtain waivers in the future.

Response. In response to the Staff’s comment, the Company has expanded its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” and Note D to the Company’s financial statements to describe material covenants of its loans and the Company’s compliance history therewith. As the Company intends to comply with its covenants, it does not currently anticipate seeking additional waivers. In the event future waivers are required, the Company is unable to predict as to whether they will be granted.

26.	Comment. In describing various debt covenant requirements on page F-10, you indicate that you had obtained waivers. Please disclose instances in which you were not in compliance with the covenants, precipitating the need to obtain waivers. Please detail the specific covenants with which you were not able to comply and disclose the periods of noncompliance.

Response. In response to the Staff’s comment, the Company has expanded its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” and Note D to the Company’s financial statements to detail the Company’s history of covenant compliance.

27.	Comment. Include a discussion of the seasonality of your business, if appropriate. See Item 101 of Regulation S-K.

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Response. In response to the Staff’s comment and pursuant to Item 101 of Regulation S-K, the Company has disclosed in the “Business—Drilling Contracts” section that its business has not generally been affected by seasonal fluctuations.

28.	Comment. To provide more balanced disclosure, identify the industry trends that may not benefit your operations.

Response. In response to the Staff’s comment, the Company has expanded its disclosure in “Business—Our Industry” to identify non-beneficial industry trends.

29.	Comment. We are unable to find any information responding to Item 101(c)(l)(viii) of Regulation S-K. In this respect it appears that you enter into contractual arrangements to supply services over specified periods. Your contractual commitments to provide services constitute backlog. Revise to provide current backlog information at the approximate time of filing, as well as the corresponding information for the preceding period.

Response. The Company advises the Staff that, subject to limited exceptions, the Company does not typically enter into long-term drilling contracts. The Company enters into its contracts for drilling oil and natural gas wells through competitive bidding or through direct negotiations with customers on a well-by-well basis. Generally, the Company’s contracts provide for the drilling of a single well and typically permit the customer to terminate on short notice, usually on payment of an agreed fee. As a result, backlog information would not provide meaningful information to investors and is not standard in the Company’s industry.

30.	Comment. We note your bulleted list of risks. Ensure that you discuss all material risks in your risk factor section.

Response. The Company notes the Staff’s comment and has expanded its disclosure in the risk factor section to include all material risks.

31.	Comment. Quantify the amounts paid to Gulfport for the use of the office space. Also, identify whether you have a lease for the office space. To the extent possible, disclose all material terms of the lease, including the expiration date and specify whether it’s renewable at your option. We note your disclosure in your Contractual Obligations table referring to “Operating Leases.” Clarify whether the amounts expended for your office space are included in this table. If not, include the amounts, if material.

Response. In response to the Staff’s comment, the Company has expanded its disclosure related to the administrative services agreement in “Risk Factors, “ “Management’s

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Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations,” “Certain Relationships and Related Party Transactions—Administrative Services and Lease of Space,” “Business—Facilities” and the footnotes to the Company’s financial statements. In addition, the Company has revised its Contractual Obligations table to clarify that amounts to be expended for the Company’s office space pursuant to the administrative services agreement are not included in that table.

32.	Comment. We note your disclosure relating to environmental regulations. Ensure that your disclosure is tailored to your particular circumstances. In that connection, ensure that your discussion of the applicable environmental regulations and any compliance issues is sufficiently precise and complete and includes the following information:

•	Whether you are required to obtain permits for each applicable regulation;

•	The costs involved in obtaining the permits;

•	The expiration dates of the applicable permits; and

•	Whether you are in substantial compliance with all environmental regulations.

Response. The Company notes the Staff’s comment and believes that the disclosure under “Business—Governmental Regulation” is accurate and complete in all material respects.

33.	Comment. Identify the director considered independent under the Nasdaq SmallCap Market listing standards.

Response. In response to the Staff’s comment, the Company has revised its disclosure in “Risk Factors” and “Management—Our Board of Directors and Committees” to identify the directors considered independent under the rules of the Nasdaq National Market.

34.	Comment. Disclose whether the terms of the agreement with Gulfport are the same as would have been obtained from an unaffiliated third party.

Response. In response to the Staff’s comment, the Company has revised its disclosure relating to the administrative services agreement in “Certain Relationships and Related Party Transactions—Administrative Services Agreement and Lease of Space.” As stated in the Amendment, the fees payable by the Company under the administrative services agreement were arrived at through negotiations between the Company and Gulfport Energy Corporation. Although the

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Company believes the fees are reasonable, the Company has not determined whether unrelated third parties could provide comparable services at a lower cost.

35.	Comment. Disclose whether you are current in your monthly payment of accrued but unpaid interest.

Response. In response to the Staff’s comment, the Company has revised its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” and “Certain Relationships and Related Party Transactions—Credit Facilities” sections to reflect that it is current in its payment obligations.

36.	Comment. Identify the fifth director and executive officer that comprises the group listed in the table on page 61. Also, quantify the number of shares held by that individual.

Response. The Company is not required by Item 403(b) of Regulation S-K to include the fifth executive officer, Zachary M. Graves, in the Principal and Selling Stockholders table because he is not a named executive officer as defined in Item 402(a)(3) of Regulation S-K. In response to the Staff’s comment, the Company has revised the Principal and Selling Stockholders table and the applicable footnote to the table to identify Mr. Graves and separately quantify his beneficial ownership.

37.	Comment. Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.

Response. In response to your comment, the underwriters have advised the Company that they do not have any present intent to release the lock-ups early.

38.	Comment. Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD-ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Response. In response to your comment, the Company advises the Staff that, except as disclosed in the Company’s response to comment 39 below, the Company does not intend to use any means of distributing or delivering the prospectus other than by hand or the mails.

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39.	Comment. Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Response. In response to your comment, the underwriters have advised the Company that they intend to engage NetRoadshow, Inc. to host an electronic road show via the Internet and provide access to the preliminary prospectus on a secure website (www.netroadshow.com). The road show and prospectus will only be accessible by investors who have been provided passwords by the underwriters.

The underwriters have advised the Company that they have not yet entered into a written agreement with NetRoadshow. However, NetRoadshow has provided the underwriters with a form of agreement, a copy of which will be supplementally provided under separate cover, and the underwriters have advised the Company that they expect the executed agreement to be similar in all material respects to the form of agreement provided.

NetRoadshow has also advised the underwriters that any information posted on its website will comply with the July 30, 1997 no-action letter relating to NetRoadshow as amended or updated by other no-action letters relating to Internet road shows. Currently, no information regarding the Company or the offering appears on the NetRoadshow website.

40.	Comment. Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

Response. In response to your comment, the underwriters have advised the Company that they will not offer the shares electronically.

41.	Comment. We note your disclosure on page 66 that you intend to do a “directed share offering.” Provide us with any materials you have sent or intend to send to these potential purchasers such as a “friends and family letter.” Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

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Response. In response to your comment, the Company advises the Staff that it no longer intends to conduct a “directed share offering” and has revised the disclosure in the prospectus to reflect that fact. The Company supplementally advises the Staff that it has not sent any materials to potential purchasers with respect to the proposed directed share offering.

42.	Comment. Revise the address for the SEC to reflect the new Station Place address at 100 F. Street, NE, Washington, DC 20549.

Response. In response to the Staff’s comment, the Company has revised the “Where You Can Find More Information” section to reflect the change in address.

43.	Comment. Provide the precise undertakings required by Item 512 of Regulation S-K. In that regard, remove the extraneous language included in subparagraph (1).

Response. In response to the Staff’s comments, the Company has revised Item 17 of Part II of the Registration Statement to provide the undertakings required by Item 512 of Regulation S-K.

44.	Comment. Please expand your disclosure to clarify whether mobilization costs are factored into the measurement of incurred expenses and total estimated expenses to be incurred in the course of drilling a well in calculating the percentage of completion.

Response. In response to the Staff’s comment, the Company has revised Note A(2) to its financial statements to include the requested disclosure.

45.	Comment. Please describe how you account for revenues and costs associated with claims and provide the disclosures required under paragraphs 65, 66 and 67 of SOP 81-1, to the extent applicable. If you believe amounts related to claims are not material, please expand your disclosure to clarify, and tell us the amounts supplementary.

Response. In response to the Staff’s comment, the Company has revised Note A(2) to its financial statements to include the requested disclosure.

46.	Comment. Please disclose on the face of the consolidated balance sheets or in your notes to your consolidated financial statements, the amounts associated with rigs that have not been placed in service, or which are otherwise not subject to depreciation.

Response. In response to the Staff’s comment, the Company has revised Note A(4) to its financial statements to include the requested disclosure.

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47.	Comment. We understand that you begin depreciating your rigs on a straight-line basis once they are placed in service. Please expand your disclosure to further clarify whether you continue depreciating the rigs when they are either taken off-line for repair, or are between periods of deployment, subsequent to periods of prior service.

Response. In response to the Staff’s comment, the Company has revised Note A(4) to its Company’s financial statements to include the requested disclosure.

48.	Comment. We note that you include a pro forma adjustment for income taxes, showing the effects that would have been incurred had you been taxed as a C corporation prior to the offering. It appears you have applied an effective tax rate of 37.7 percent to historical income (loss) from operations before income taxes for all years presented. Please expand your disclosure to include the effective tax rate applied and the assumptions, limitations and other factors considered in determining the rate.

Response. In response to the Staff’s comment, the Company has revised Note A(7) to its financial statements to include the requested disclosure.

49.	Comment. Please include the schedule of valuation and qualifying accounts, reflecting activity in your accounts receivable valuation allowance, reserves and any other valuation accounts that are required to be disclosed under Rules 5-04(c) and 12-09 of Regulation S-X.

Response. In response to the Staff’s comment, the Company’s has included the schedule of valuation and qualifying accounts required to be disclosed under Rules 5-04(c) and 12-09 of Regulation S-X.

If you have any questions with respect to the foregoing, please call the undersigned at (214) 969-2848.

Sincerely,

/s/ ALEX FRUTOS

Alex Frutos

Enclosures

cc:	D. Frank Harrison
Chief Executive Officer

Zachary M. Graves
Chief Financial Officer